Delisting Determination,The Nasdaq Stock Market, LLC, January 25, 2018, root9B Holdings, Inc. The Nasdaq
Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of root9B Holdings, Inc.
(the Company), effective at the opening of the trading session on February 5, 2018. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5250(c)(1), 5605(b)(1),5605(c)(2),
5605(d)(2), and 5100. The Company was notified of the Staffs determination on September 21, 2017 and October 2, 2017.
The Company appealed the determination
to a Hearing Panel. On November 13, 2017, the Company withdrew its request for an appeal.
The Staff determination to delist the Company became final on November 15, 2017.